Suzanne D. Snapper
Chief Financial Officer
27101 Puerta Real, Suite 450
Mission Viejo, California 92691
Direct line (949) 540-1220
Direct Fax (949) 540-3030

June 2, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Ensign Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 8, 2017
File No. 001-33757

Dear Pacho:

This letter sets forth the detailed response of The Ensign Group, Inc. and its independent subsidiaries ("we", "our" or the "Company") to the Staff's comments of May 19, 2017, with respect to our Annual Report on the Form 10-K for the year ended December 31, 2016. In responding to the Staff's comment, we have included the original comment from your letter, followed by our response. This letter has been filed with the Securities and Exchange Commission as correspondence through EDGAR. We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filings.

Item 6. Selected Financial Data
Other Non-GAAP Financial Data, page 68-70

1.
We note that you exclude lease expense from EBITDAR and adjusted EBITDAR. Please explain to us why this is not a normal, recurring operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

COMPANY RESPONSE:

We respectfully acknowledge the Staff's comment and we have reviewed the guidance within Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. We have historically disclosed EBITDAR in our filings as we believe it is a critical performance measure that helps in analyzing the financial performance of our businesses independent of the capital structure of our operations, which can vary significantly among our operations and the operations of our competitors. We currently operate 215 facilities, of which 50 are owned and 165 are leased through long-term lease arrangements. We incur facility rent expense on our 165 operating lease facilities. Of our owned operations, some of these assets have long-term mortgages, whereby the principal and interest payments are not included in the calculation of EBITDAR. Other operations that are unlevered, result in no rent or interest expense. On all assets, we record depreciation expense, which is not included in the calculation of EBITDAR. If we compare operating performance including rent expense, but excluding depreciation, the analysis would favor owned operations and distort the operating performance of leased operations in a negative trend. In addition, certain of our leases include contingent rent clauses. If we were to include rent expense, the performance of our leased operations would not be comparable within our owned operations as the financial impact of contingent rent varies from period to period. We also noted that our home health and hospice segment does not utilize a facility to perform its healthcare services.

Therefore, we refer to EBITDAR margins to assist in comparing facility driven operations to non-facility operations. The utilization of EBITDAR allows us to compare operating results across all capital structures.

Another use of EBITDAR is to provide a meaningful comparison with our peers, to account for the differences in debt structures and leasing arrangements within our industry and to highlight the operating margin differences between business models. EBITDAR is a well understood metric widely used by investors, research analysts, rating agencies and other stakeholders, to evaluate the overall operating performance of companies in our industry, without regard to items such as rent expense, interest expense, depreciation and amortization. These items can vary substantially from company to company depending on the book value of assets, capital structure and method by which assets were acquired. In addition, EBITDAR also helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from operating results. In fact, investors and analysts look to, and desire us to present, EBITDAR in their evaluation of our financial performance and comparison of our performance over time. We have included in Exhibit A examples of some of our analyst reports’ on our recent performance results, which reference the fact that they are utilizing EBITDAR as a performance metric.

Management considers cash outlay for both interest and rent expense as capital structure costs. A leased operation incurs rent expense while a levered owned operation incurs interest expense. Interest expense reflects similarities to rent expense when comparing these cash outlays. While rent expense is presented as a cash operating expense, it is not considered by management in assessing both consolidated and individual operation performance. Rather, rent expense is a cost of the Company's capital structure when management makes the financial decision to lease a facility. In the context of this financial measure, we do not believe that the adjustments related to operating leases are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses.

One of the important elements of our business strategy is to grow our operations through organic growth and acquisitions. Our acquisition focus is to purchase or lease operations that are complementary to our current operations, accretive to our business or otherwise advance our strategy. When determining whether a potential operation should be added to our portfolio companies, we exclude depreciation and amortization, interest, rent and income tax expense from the operating performance results to neutralize the effect of the capital structure decisions in the potential acquisition. EBITDAR is a financial performance metric that helps us evaluate the core operating performance of the potential acquisition and to decide whether we transform the operation’s financial and clinical performance.

We also use EBITDAR in evaluating the operating performance of our individual operations. EBITDAR is useful in this regard as the measurement removes the impact of the Company's capital structure (interest and lease expense) and its asset base (depreciation expense), the cost of which is outside the control of the employees responsible for operating our facilities. Accordingly, we use EBITDAR internally to evaluate the operating performance of individual operations and the employees responsible for operating performance. Additionally, we have historically established compensation programs for our leaders that are partially based upon the achievement of Adjusted EBITDAR and EBIT targets.

Adjusted EBITDAR is calculated as EBITDAR adjusted for certain non-core business items. These adjustments are excluded as they are variable in nature or do not represent current revenues or cash expenditures. We believe that the presentation of adjusted EBITDAR provides important supplemental information to management and investors to evaluate our operating performance.

We acknowledge that EBITDAR and Adjusted EBITDAR are non-GAAP measures and should be considered in addition to, and not as a substitute for, net earnings and other financial measures in accordance with GAAP. In future filings, we will clarify the disclosure, including the additional information above, to describe the purpose for excluding rent expense from the calculation of EBITDAR and Adjusted EBITDAR. This rationale includes our view that mortgage loans and operating leases are capital structure arrangements and that the impact of these financial measures should be treated consistently to assess the performance of our core operations and promote comparability with our peers. Attached in Exhibit B are portions of our Annual Report on the Form 10-K that reflect how we propose to disclose the additional information regarding EBITDAR and Adjusted EBITDAR in the future.

Thank you for your consideration. Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Suzanne D. Snapper, the Company’s Chief Financial Officer, at (949) 487-9500.

Sincerely,

/s/ Suzanne D. Snapper
Suzanne D. Snapper
Chief Financial Officer

cc:
Christopher R. Christensen, Chief Executive Officer
Chad A. Keetch, Executive Vice President and Secretary
Beverly B. Wittekind, Vice President & General Counsel
Craig Mordock, Sheppard Mullin Richter & Hampton LLP, SEC Counsel

Exhibit A - Excerpts from recent analysts’ reports (emphasis added)

Cantor Fitzgerald - 5/1/2017

“Encouraging 1Q17. ENSG reported essentially in-line to slightly better 1Q17 results, with adjusted EPS of $0.34, in line with our estimate and the FactSet consensus. Adjusted EBITDAR for the quarter was $68.7 million compared to our estimate of $71.8 million and consensus of $69.2 million. Full year revenue guidance remains $1.76-1.80 billion and adjusted EPS of $1.46-1.53. Same store occupancy increased 89 basis points sequentially, representing the first occupancy improvement since 2015.

SunTrust - 5/1/2017

“ENSG reported 1Q adjusted EPS of $0.34, ahead of our $0.31E and consensus ($0.33). Adjusted EBITDAR of $68.7M was modestly above our $67.5ME. Revenue of $441.7M was also stronger than our $431.8M driven by better skilled nursing ($372.3M vs STRH $363.4ME), with assisted living ($32.3M), home health ($17.1M) and hospice ($15.1M) all largely in-line.”

Wells Fargo - 5/2/2017

“Skilled nursing revenue of $372 million was $3 million ahead of our estimate in 1Q17. Medicaid mix increased 80bps and average daily revenue increasing 5%. Ensign’s Medicaid revenue can fluctuate based on state duals programs and supplemental payments. 1Q17 adj EBITDAR of $68.7 million was below consensus of $69.2 million. Adj EBITDAR margins were down 50 bps y/y but up slightly 20bps sequential. Nurse labor pressure may be continuing to squeeze margins and it’s unclear if Ensign can mitigate it.”

Stiffel - 5/17/17

“ENSG reported adjusted EBITDA $41M, in line with our estimate once adjusted for non-cash compensation and above consensus of $38.9M. Adjusted EPS of $0.34 matched our at-consensus estimate of $0.34. Overall, revenue came in a bit stronger than expected with occupancy +50 bps better than modeled as pricing was stronger than forecast.

We are tweaking our 2017 EBITDAR estimate to $305M from $302M reflecting better than expected occupancy and pricing. We continue to closely monitor occupancy and skilled mix as operators deal with an evolving payor system. Our 2017 and 2018 EPS estimates remain unchanged given the overall in-line 1Q17 results.”

JMP - 5/3/2017

“ENSG reported 1Q17 non-GAAP EPS of $0.34 and Adj. EBITDAR of $69mm, in line on EPS but ~$1mm short on EBTIDAR. Topline outperformance was mitigated by higher G&A and cost of services, resulting in an EBITDAR margin 60bps lower than our estimate and 90bps lower yr/yr at 16.1%(A). Given 1Q17 results, our Adj. EBITDAR estimates move to $288mm from $289mm for 2017 and move up slightly in 2018 to $298mm from $296mm.”

Stephens - 5/2/2017

“Adjusted EBITDAR of $68.7 million (+9.7% Y/Y) missed both our $70.2 million estimate and the consensus estimate for $70.2 million. Adj. EBITDAR margin was 15.6% (-70 bps Y/Y) compared to our 16.2% estimate.”

RBC Capital Markets - 5/2/2017

“Adjusted EBITDAR increased 10% YOY to $68.7MM vs. our $67.2MM estimate, while margin downticked 20 bps to 16.1%, which was up a solid 90 bps sequentially. Adjusted EBITDAR margin for the transitioning and skilled segment increased 240 bps YOY to 17.4% and Home Health and Hospice margin was up 320 bps to 15.8%, while Assisted and Independent Living margin declined 170 bps to 36.5%, and corporate G&A expense increased 70 bps to 4.7%. As noted above, the company has largely put the challenges that impacted 2H16 performance behind it, and expects further improvement throughout the year.”

Exhibit B - Excerpts from the Company’s Annual Report on Form 10-K (emphasis added)

Item 6. Selected Financial Data

*    *    *

(1)
EBITDA, EBITDAR, Adjusted EBITDA and Adjusted EBITDAR are supplemental non-GAAP financial measures. Regulation G, Conditions for Use of Non-GAAP Financial Measures, and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. We calculate EBITDA as net income from continuing operations, adjusted for net losses attributable to noncontrolling interest, before (a) interest expense, net, (b) provision for income taxes, and (c) depreciation and amortization. We calculate EBITDAR by adjusting EBITDA to exclude rent-cost of services. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We believe EBITDA, Adjusted EBITDA, EBITDAR and Adjusted EBITDAR are useful to investors and other external users of our financial statements in evaluating our operating performance because:

•
they are widely used by investors and analysts in our industry as a supplemental measure to evaluate the overall operating performance of companies in our industry without regard to items such as interest expense, net and depreciation and amortization, which can vary substantially from company to company depending on the book value of assets, capital structure and the method by which assets were acquired; and

•	they help investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

We use EBITDA, Adjusted EBITDA, EBITDAR and Adjusted EBITDAR:

•	as measurements of our operating performance to assist us in comparing our operating performance on a consistent basis;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies;

•	to evaluate the core operating performance of a potential acquisition to determine whether we can transform the operation’s financial performance; and

•	to compare our operating performance to that of our competitors.

We typically use EBITDA, Adjusted EBITDA, EBITDAR and Adjusted EBITDAR to compare the operating performance of each operation. EBITDA and EBITDAR are useful in this regard because they do not include such costs as net interest expense, income taxes, depreciation and amortization expense, and, with respect to EBITDAR, rent - cost of services, which may vary from period-to-period depending upon various factors, including the method used to finance operations, the amount of debt that we have incurred, whether an operation is owned or leased, the date of acquisition of a facility or business, and the tax law of the state in which a business unit operates. We consider the cash outlay for both interest and rent expense as capital structure costs. A leased operation incurs rent expense while a levered owned operation incurs interest expense. Interest expense reflects similarities to rent expense when comparing these cash outlays. As a result, we believe that the use of EBITDA and EBITDAR provide a meaningful supplemental information by eliminating certain item that impact the comparison of our business between periods and by analyzing the financial performance of our businesses independent of the capital structure of our operations, which can vary significantly among our operations and the operations of our competitors.

We also establish compensation programs and bonuses for our leaders that are partially based upon the achievement of Adjusted EBITDAR targets.

Despite the importance of these measures in analyzing our underlying business, designing incentive compensation and for our goal setting, EBITDA, Adjusted EBITDA, EBITDAR and Adjusted EBITDAR are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA, Adjusted EBITDA, EBITDAR and Adjusted EBITDAR

measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP. Some of these limitations are:

•	they do not reflect our current or future cash requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the net interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any income tax payments we may be required to make;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDAR do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement net income on a basis prepared in accordance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business.

Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because these non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our consolidated financial statements and related notes included elsewhere in this document.